

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 14, 2025

Brent Pfeiffenberger
President and Chief Executive Officer
Century Therapeutics, Inc.
25 North 38th Street, 11th Floor
Philadelphia, PA 19104

  Re: Century Therapeutics, Inc.
    Registration Statement on Form S-3
    Filed July 10, 2025
    File No. 333-288616

Dear Brent Pfeiffenberger:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Daniel Crawford at 202-551-7767 with any questions.

        Sincerely,

        Division of Corporation Finance
        Office of Life Sciences

cc: Justin Platt, Esq.